FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of August 9, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Embargoed until 12.30 p.m. (BST)                                   9 August 2007

            SIGNET LIKE FOR LIKE SALES UP 3.4% IN SECOND QUARTER

Signet Group plc (LSE: SIG and NYSE: SIG), the world's largest speciality retail jeweller, today announced its second quarter 2007/08 sales performance for the
13 week period from 6 May to 4 August 2007.

13 WEEKS TO 4 AUGUST 2007

Group like for like sales rose by 3.4% in the 13 week period. Total sales were up by 7.4% on a reported basis to $787.2 million (13 weeks to 29 July 2006:
$732.9 million) reflecting an underlying increase of 5.4% at constant exchange rates (see Note 1). The breakdown of the sales performance was as follows:

                  Sales                      Change on Previous Year

             $m       % of Total      Reported     At Constant     Like for Like
                                                Exchange Rates

US         584.3           74.2%         5.0%(a)          5.0%(a)      2.2%(a)
UK         202.9           25.8%        15.1%             6.5%         6.6%(b)
GROUP      787.2          100.0%         7.4%             5.4%         3.4%

(a)  The underlying growth in US total sales in the second quarter is estimated to have been 8.0% after adjusting for the adverse impact of the timing of a promotional event at the beginning of the period. This had no impact on the like for like growth rate.

(b)  Like for like sales: H.Samuel +4.4% and Ernest Jones +9.0%.

26 WEEKS TO 4 AUGUST 2007

Group like for like sales rose by 3.2% in the 26 week period. Total sales were up by 9.2% on a reported basis to $1,601.5 million (26 weeks to 29 July 2006:
$1,467.2 million) reflecting an underlying increase of 6.7% at constant exchange rates (see Note 1). The average US dollar exchange rate for the period was
£1/$1.99 (2006/07 H1: £1/$1.81). The breakdown of the sales
performance was as follows:

                  Sales                      Change on Previous Year

             $m       % of Total      Reported     At Constant     Like for Like
                                                Exchange Rates

US         1,216.6         76.0%        7.6%              7.6%         2.7%(c)
UK           384.9         24.0%       14.5%              4.2%         4.6%(d)
GROUP      1,601.5        100.0%        9.2%              6.7%         3.2%

(c)  The underlying growth in US like for like sales in the first half is estimated to have been 2.0% after adjusting for the adverse impact of weather disruption over Valentine's Day and the benefit from the timing of promotional events.

(d)  Like for like sales: H.Samuel +3.2% and Ernest Jones +6.3%.

Terry Burman, Group Chief Executive, commented, "In the first half Group like for like sales were up 3.2%. Against the background of challenging trading conditions on either side of the Atlantic, both divisions performed well.

At the start of the second quarter the US business experienced a weak Mother's
Day period. Since then trading has seen like for like sales growth of 3.8% which was ahead of the underlying rate achieved in the first quarter. The UK has had an encouraging quarter with a like for like sales increase of 6.6%, helped by a particularly strong June."

Enquiries:  Terry Burman, Group Chief Executive     +44 (0) 20 7317 9700
            Walker Boyd, Group Finance Director     +44 (0) 20 7317 9700

            Tom Buchanan, Brunswick                 +44 (0) 20 7404 5959
            Pamela Small, Brunswick                 +44 (0) 20 7404 5959

Signet operated 1,925 speciality retail jewellery stores at 4 August 2007;
these included 1,350 stores in the US, where the Group trades as "Kay Jewelers",
"Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 575 stores in the UK, where the Group trades as "H.Samuel",
"Ernest Jones" and "Leslie Davis". Further information on Signet is available at
www.signetgroupplc.com. See also www.kay.com, www.jared.com,
www.hsamuel.co.uk and www.ernestjones.co.uk.

Investor Relations Programme Details

Half Year Results
The half year results for the 26 weeks ended 4 August 2007 are expected to be announced on Wednesday 5 September 2007. On that date there will be an analysts'
meeting at 2.00 p.m. (BST) (9.00 a.m. EDT). For all interested parties there will be a simultaneous audio webcast available on the Signet Group website
(www.signetgroupplc.com) and a live telephone conference call. The details forthe conference call are:

      European dial-in:                 +44 (0) 20 7806 1950
      European 48 hr. replay:           +44 (0) 20 7806 1970    Access code: 3797548#

      US dial-in:                       +1 718 354 1387
      US 48 hr. replay:                 +1 718 354 1112         Access code: 3797548#

A video webcast of the presentation is expected to be available from close of business on 5 September 2007 at www.signetgroupplc.com and on the Thomson
CCBN platform.

Las Vegas Store Tour, 29 November 2007
It is intended to host a tour of a Jared and a Kay store in Las Vegas, Nevada on the morning of Thursday, November 29, 2007 for professional investors. The tour will be hosted by Mark Light, Signet US CEO and Tim Jackson, Investor Relations
Director.

Note 1 - Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation to the Group's GAAP sales, is shown below.

13 weeks to                     13 weeks     13 weeks        Growth at     Impact of        13 weeks  Growth at
4 August 2007                      ended        ended           actual      exchange           ended   constant
                                4 August      29 July         exchange          rate         29 July   exchange
                                    2007         2006            rates      movement            2006      rates
                             as reported                                                 at constant (non-GAAP)
                                                                                            exchange
                                                                                               rates
                                                                                          (non-GAAP)
-----------------------------------------------------------------------------------------------------------------------
                                      $m           $m                 %          $m               $m          %
-----------------------------------------------------------------------------------------------------------------------
Sales by origin and destination

UK, Channel Islands & Republic of
Ireland                            202.9        176.3             15.1%         14.2           190.5       6.5%
US                                 584.3        556.6              5.0%            -           556.6       5.0%
-----------------------------------------------------------------------------------------------------------------------
                                   787.2        732.9              7.4%         14.2           747.1       5.4%
-----------------------------------------------------------------------------------------------------------------------

26 weeks to                     26 weeks     26 weeks        Growth at     Impact of        26 weeks   Growth at
4 August 2007                      ended        ended           actual      exchange           ended    constant
                                4 August      29 July         exchange          rate         29 July    exchange
                                    2007         2006            rates      movement            2006       rates
                             as reported                                                 at constant  (non-GAAP)
                                                                                            exchange
                                                                                               rates
                                                                                          (non-GAAP)
-----------------------------------------------------------------------------------------------------------------------
                                      $m           $m                %            $m              $m          %
-----------------------------------------------------------------------------------------------------------------------
Sales by origin and destination

UK, Channel Islands & Republic of
Ireland                            384.9        336.1             14.5%         33.4           369.5       4.2%
US                               1,216.6      1,131.1              7.6%            -         1,131.1       7.6%
-----------------------------------------------------------------------------------------------------------------------
                                 1,601.5      1,467.2              9.2%         33.4         1,500.6       6.7%
-----------------------------------------------------------------------------------------------------------------------

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These
statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words
"expects," "intends," "anticipates," "estimates," "may," "forecast,"
"objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's 2006/07 Annual Report on Form20-F filed with the U.S. Securities and Exchange Commission on May 4, 2007 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   August 09, 2007